K9 3/29

06006640

AB 3/27/06

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2006 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
~~8-118017~~

8-53648

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROSSLAND CAPITAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 WILSHIRE BLVD., SUITE 850
(No. and Street)

SANTA MONICA	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF N CROSSLAND 310 477 5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT STEPHENSON AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

515 N SEPULVEDA BLVD STE A	MANHATTAN BEACH	CA	90266
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAY 01 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

K9 5/1

OATH OR AFFIRMATION

I, JEFF N CROSSLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CROSSLAND CAPITAL PARTNERS, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

MANAGING MEMBER

Title

Notary Public

CLARENCE CARR
Commission # 1569465
Notary Public - California
Los Angeles County
My Comm. Expires Apr 15, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

CROSSLAND CAPITAL PARTNERS, LLC

233 WILSHIRE BLVD., SUITE 850

SANTA MONICA, CALIFORNIA 90401

CONTENTS

ROBERT STEPHENSON
An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

INDEPENDENT AUDITOR'S REPORT

Members
Crossland Capital Partners, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of Crossland Capital Partners, LLC (a California limited liability company) as of December 31, 2005 and the related statements of revenue and expenses, changes in cash flows, and changes in members' capital for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Crossland Capital Partners, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The above-mentioned supplemental schedule, when considered in relation to the financial statements, presents fairly, in all material respects the information included therein in conformity with the rules under the Securities Exchange Act of 1934.

Manhattan Beach, California
January 19, 2006

Crossland Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 15,996
Receivable - deposit	2,000
Total current assets and total assets	$ 17,996

LIABILITIES

MEMBERS' CAPITAL	$ 17,996

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF REVENUE AND EXPENSES

For the year ended December 31, 2005

REVENUE		
Fees		$300,000
Interest		80
		300,080
OPERATING EXPENSES		
Consulting fees	$ 36,000	
Other member compensation and benefits	6,036	
Regulatory fees and expenses	2,560	
Other expenses	22,569	67,165
Income from operations		232,915
INCOME TAXES - STATE		2,500
NET INCOME		$230,415

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2005

Cash flows from operating activities	
Cash received from customers	$ 433,829
Cash paid to suppliers and employees	(76,287)
Interest received	80
Income taxes paid	(2,500)
Net cash provided by operating activities	$ 355,122
Cash flows from investing activities	
Deposit	8,415
Net cash provided by investing activities	8,415
Cash flows from financing activities	
Cash overdraft	$ (106)
Contributions from members	61,235
Distributions to members	(408,670)
Net cash (used in) financing activities	(347,541)
Net increase in cash	15,996
Cash at January 1, 2005	-
Cash at December 31, 2005	$ 15,996
Reconciliation of net income to net cash provided by operating activities	
Net income	$ 230,415
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in:	
Receivables	131,829
Increase (decrease) in:	
Accounts payable	(7,122)
Net cash provided by operating activities	$ 355,122

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

For the year ended December 31, 2005

Balance at January 1, 2005	$ 149,229
Contributions from members	61,235
Distributions to members	(422,883)
Net income for the year	230,415
Balance at December 31, 2005	$ 17,996

The accompanying notes are an integral part of this statement.

Crossland Capital Partners, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2005

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the Company's accounting policies consistently applied in the preparation of its financial statements is as follows:

1. Crossland Capital Partners, LLC was formed October 23, 2001 under the laws of the State of California. The Company is a broker dealer registered with the National Association of Securities Dealers.

2. As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had complied with both requirements.

3. Management considers all accounts and notes receivable to be collectible at December 31, 2005. Therefore no allowance for doubtful accounts is required.

4. Income taxes on the results of operations are payable personally by the members. Therefore income taxes are not accrued in the accompanying financial statements.

5. For purposes of the statement of cash flows, the Company considers all unrestricted investment instruments purchased with original maturities of three months or less to be cash equivalents. At December 31, 2005 there were no cash equivalents.

6. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Crossland Capital Partners, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c 3-1

December 31, 2005

NET CREDITS	
Members' capital	$ 17,996
DEBITS	
Nonallowable assets	2,000
NET CAPITAL	$ 15,996
6-2/3% of aggregate indebtedness amount or $5,000, whichever is greater	5,000
EXCESS NET CAPITAL	$ 10,996

SCHEDULE 1 - RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED NET CAPITAL AT December 31, 2005

Net capital per unaudited Focus Report II A	$ 15,996
Adjustments	-
Net capital per audit report	$ 15,996

Crossland Capital Partners, LLC

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c 3-3

December 31, 2005

The Respondent claims an exemption from Rule 15c 3-3 under Section (k)(2)(B).

Crossland Capital Partners, LLC

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c 3-3

December 31, 2005

Schedule is not applicable.

PART II

Crossland Capital Partners, LLC

REPORT OF INDEPENDENT ACCOUNTANT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

December 31, 2005

ROBERT STEPHENSON

An Accountancy Corporation
515 N. Sepulveda Blvd., Suite A
Manhattan Beach, California 90266
(310) 318-1592

Members
Crossland Capital Partners, LLC

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

In planning and performing my audit for the financial statements of Crossland Capital Partners, LLC (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions or Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives except: See Note A2 "Summary of Accounting Policies."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Manhattan Beach, California
January 19, 2006